                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d -16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2001

                        COMMISSION FILE NUMBER 001-11145

                               BIOVAIL CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000


INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                      FORM 20-F /X/     FORM 40-F / /

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                          YES / /         NO /X/

                               BIOVAIL CORPORATION
                                QUARTERLY REPORT

THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCES INTO THE REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION NO. 333-92229) AND ON FORM F-10 (REGISTRATION NOS. 333-10860 AND 333-14048) OF BIOVAIL CORPORATION.

                                      INDEX

                         PART I - FINANCIAL INFORMATION

Financial Statements

     Consolidated Balance Sheets as at September 30, 2001 and December
        31, 2000...............................................................2
     Consolidated Statements of Income for the three months and nine months ended September 30, 2001 and 2000......................................3
     Consolidated Statements of Cash Flows for the nine months ended
        September 30, 2001 and 2000............................................4
     Condensed Notes to the Consolidated Financial Statements..................5

Management's Discussion and Analysis of Financial Condition and Results
of Operations.................................................................15

Quantitative and Qualitative Disclosure about Market Risk.....................22

                           PART II - OTHER INFORMATION

Operational Information.......................................................24

Legal Proceedings.............................................................24

Material Issued to Shareholders...............................................24

As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms as well as references to "Biovail" or the "Company", means Biovail Corporation.

All dollar amounts in this report are expressed in U.S. dollars.

                              BIOVAIL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
         (All dollar amounts are expressed in thousands of U.S. dollars)


                                                                         SEPTEMBER 30     December 31
                                                                                 2001            2000
                                                                          (UNAUDITED)       (Audited)
                                                                         ------------     -----------
ASSETS
CURRENT
Cash and cash equivalants                                                $     27,769     $   125,144
Accounts receivable [NOTE 3]                                                  119,409         105,850
Inventories [NOTE 4]                                                           40,878          24,108
Deposits and prepaid expenses                                                   5,617           5,347
                                                                         ------------     -----------
                                                                              193,673         260,449
Long-term investments                                                           1,593           1,561
Property, plant and equipment, net                                             81,758          52,541
Goodwill, net                                                                  97,849         103,105
Intangible assets, net [NOTE 5]                                               647,653         667,431
Other assets, net                                                              14,338          22,180
                                                                         ------------     -----------
                                                                         $  1,036,864     $ 1,107,267
                                                                         ============     ===========

LIABILITIES
CURRENT
Accounts payable                                                         $     23,981     $    34,683
Accrued liabilities                                                            96,822          35,452
Income taxes payable                                                           13,434           6,711
Deferred revenue                                                               23,775          26,334
Current portion of long-term obligations [NOTE 6]                              54,640         182,564
                                                                         ------------     -----------
                                                                              212,652         285,744
Deferred revenue                                                               24,300          27,900
Long-term obligations [NOTE 6]                                                214,814         256,180
Convertible Subordinated Preferred Equivalent Debentures
     [NOTES 7 AND 15]                                                         134,515         299,985
                                                                         ------------     -----------
                                                                              586,281         869,809
                                                                         ------------     -----------

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized,
  138,783,811 and 131,461,060 issued and outstanding at
  September 30, 2001 and December 31, 2000, respectively [NOTE 8]             698,862         482,842
Stock options outstanding                                                       9,823           9,891
Warrants [NOTE 9]                                                               6,246           7,912
Deficit [NOTE 8]                                                             (261,082)       (261,819)
Accumulated other comprehensive loss                                           (3,266)         (1,368)
                                                                         ------------     -----------
                                                                              450,583         237,458
                                                                         ------------     -----------
                                                                         $  1,036,864     $ 1,107,267
                                                                         ============     ===========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION
                     CONSOLIDATED STATEMENTS OF INCOME (LOSS)
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
         (All dollar amounts are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                                     THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                        SEPTEMBER 30                    SEPTEMBER 30
                                                                ----------------------------     ---------------------------
                                                                    2001           2000              2001          2000
                                                                -------------  -------------     -------------  ------------
REVENUE
Product sales                                                   $     137,147  $      53,318     $     374,472  $    134,555
Research and development                                                6,588         34,434            10,117        62,730
Royalty and licensing                                                   8,455          5,663            20,332        12,076
                                                                -------------  -------------     -------------  ------------
                                                                      152,190         93,415           404,921       209,361
                                                                -------------  -------------     -------------  ------------
EXPENSES
Cost of goods sold                                                     36,621         16,786            90,283        41,333
Research and development                                               12,018         22,392            36,863        47,457
Selling, general and administrative                                    26,422         13,162            77,675        38,196
Amortization                                                           11,107          1,022            32,558         3,049
Acquired research and development                                           -        141,500                 -       141,500
                                                                -------------  -------------     -------------  ------------
                                                                       86,168        194,862           237,379       271,535
                                                                -------------  -------------     -------------  ------------
Operating income (loss)                                                66,022       (101,447)          167,542       (62,174)
Interest income (expense), net                                         (6,465)         3,102           (28,656)        5,219
Debt conversion premium [NOTE 7]                                      (22,731)             -           (22,731)            -
                                                                -------------  -------------     -------------  ------------
Income (loss) before income taxes                                      36,826        (98,345)          116,155       (56,955)
Provision for income taxes                                              3,725          2,478             9,785         4,735
                                                                -------------  -------------     -------------  ------------
Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle                             33,101       (100,823)          106,370       (61,690)
Extraordinary item                                                          -              -                 -       (20,039)
                                                                -------------  -------------     -------------  ------------
Income (loss) before cumulative effect of change in
  accounting principle                                                 33,101       (100,823)          106,370       (81,729)
Cumulative effect of change in accounting principle                         -              -                 -       (43,500)
                                                                -------------  -------------     -------------  ------------
NET INCOME (LOSS)                                               $      33,101  $    (100,823)    $     106,370  $   (125,229)
                                                                =============  =============     =============  ============

BASIC EARNINGS (LOSS) PER SHARE [NOTE 10]
Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle                      $        0.24  $       (0.78)    $        0.80  $      (0.48)
Extraordinary item                                                          -              -                 -         (0.16)
Cumulative effect of change in accounting principle                         -              -                 -         (0.34)
                                                                -------------  -------------     -------------  ------------
Net income (loss)                                               $        0.24  $       (0.78)    $        0.80  $      (0.98)
                                                                =============  =============     =============  ============

DILUTED EARNINGS (LOSS) PER SHARE [NOTE 10]
Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle                      $        0.22  $       (0.78)    $        0.71  $      (0.48)
Extraordinary item                                                          -              -                 -         (0.16)
Cumulative effect of change in accounting principle                         -              -                 -         (0.34)
                                                                -------------  -------------     -------------  ------------
Net income (loss)                                               $        0.22  $       (0.78)    $        0.71  $      (0.98)
                                                                =============  =============     =============  ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (000s) [NOTE 10]
Basic                                                                 137,011        129,739           133,713       128,285
                                                                =============  =============     =============  ============
Diluted                                                               152,428        146,377           149,308       143,402
                                                                =============  =============     =============  ============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
         (All dollar amounts are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                                        NINE MONTHS ENDED
                                                                           SEPTEMBER 30
                                                                   ----------------------------
                                                                       2001           2000
                                                                   -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                     $ 106,370     $ (125,229)
Depreciation and amortization                                            41,730         14,926
Amortization of discount on long-term obligations                         9,467              -
Debt conversion premium [NOTE 7]                                         22,731              -
Interest paid through the issuance of common shares [NOTE 7]              1,238              -
Deferred income taxes                                                     1,450              -
Compensation cost for employee stock options                              1,499              -
Acquired research and development                                             -        141,500
Extraordinary item                                                            -         20,039
Cumulative effect of change in accounting principle                           -         43,500
                                                                   -------------  -------------
                                                                        184,485         94,736
Change in non-cash operating items [NOTE 12]                            (16,350)       (48,529)
                                                                   -------------  -------------
CASH PROVIDED BY OPERATING ACTIVITIES                                   168,135         46,207
                                                                   -------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net                         (37,851)       (11,074)
Additions to intangible assets                                          (27,767)             -
Reduction in intangible assets                                           14,748            333
Acquisition of long-term investments                                       (238)        (2,273)
Investment in IPL Acquireco 2000 Ltd.                                         -       (141,500)
Maturity of short-term investments, net                                       -         16,725
Proceeds from sale of assets held for disposal                                -         20,000
                                                                   -------------  -------------
CASH USED IN INVESTING ACTIVITIES                                       (51,108)      (117,789)
                                                                   -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares                                                14,913        104,093
Repurchase of common shares [NOTE 8]                                    (78,715)             -
Proceeds from the exercise of warrants [NOTE 9]                          28,648              -
Repayments under revolving term credit facility, net                    (32,320)             -
Repayments of other long-term obligations                              (146,866)       (11,432)
Issuance of Convertible Subordinated Preferred Equivalent
    Debentures, net of financing costs                                        -        288,500
Repurchase of U.S. Dollar Senior Notes                                        -       (141,017)
Collection of warrant subscription receivable                                 -          2,287
                                                                   -------------  -------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        (214,340)       242,431
                                                                   -------------  -------------
Effect of exchange rate changes on cash and cash equivalents                (62)          (233)
                                                                   -------------  -------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (97,375)        170,616
Cash and cash equivalents, beginning of period                          125,144        178,086
                                                                   -------------  -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                               $ 27,769      $ 348,702
                                                                   =============  =============

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               BIOVAIL CORPORATION
            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (Tabular amounts except per share data are expressed in thousands of
                                  U.S. dollars)
                                   (Unaudited)

1.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles. The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the fiscal year 2000 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Certain of the prior year's interim figures have been reclassified to conform to the current interim period's presentation.

         In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.       CHANGES IN ACCOUNTING PRINCIPLES

         REVENUE RECOGNITION

         Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

         In the fourth quarter of 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively to January 1, 2000. Accordingly, the Company changed its method of accounting to that described above for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43,500,000, which is included in the net loss for the nine months ended September 30, 2000. The related deferred revenue recognized for the three months ended September 30, 2001 and 2000 was $1,575,000 and $1,825,000,
         respectively, and for the nine months ended September 30, 2001 and 2000 was $4,725,000 and $5,475,000, respectively.

         NEW ACCOUNTING STANDARDS

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under SFAS

         No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

         The Company will adopt SFAS No. 142 as of January 1, 2002 as required. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of SFAS No. 142 is to be reported as resulting from a change in accounting principle. The Company has not yet determined what the effect of adopting the provisions of SFAS No. 142 will be on the Company's financial position or results of operations.

3.       ACCOUNTS RECEIVABLE

                                                                   SEPTEMBER 30     December 31
                                                                        2001            2000
                                                                     ---------       ---------
         Trade                                                       $ 110,447       $  98,442
         Royalties                                                       5,515           3,565
         Other                                                           3,447           3,843
                                                                     ---------       ---------
                                                                     $ 119,409       $ 105,850
                                                                     =========       =========

4.       INVENTORIES

                                                                   SEPTEMBER 30     December 31
                                                                        2001            2000
                                                                     ---------       ---------
         Raw materials                                               $  10,016       $   7,140
         Work in process                                                10,710           5,079
         Finished goods                                                 20,152          11,889
                                                                     ---------       ---------
                                                                     $  40,878       $  24,108
                                                                     =========       =========

5.       INTANGIBLE ASSETS

                                                                   SEPTEMBER 30     December 31
                                                                        2001            2000
                                                                     ---------       ---------
         Workforce                                                   $   7,241       $   7,241
         Core technology                                                11,185          11,185
         Brand names, product rights, royalty interests and patents    668,805         662,096
                                                                     ---------       ---------
                                                                       687,231         680,522
         Less accumulated amortization                                  39,578          13,091
                                                                     ---------       ---------
                                                                     $ 647,653       $ 667,431
                                                                     =========       =========

         Amortization expense amounted to $10,059,000 and $2,114,000 for the three months ended September 30, 2001 and 2000, respectively, and $29,412,000 and $6,845,000 for the nine months ended September 30, 2001 and 2000, respectively.

6.       LONG-TERM OBLIGATIONS

                                                     SEPTEMBER 30      December 31
                                                         2001              2000
                                                     ------------      -----------

         Revolving term credit facility                $178,979          $210,000
         Elan obligation                                 41,868            58,090
         Aventis obligation                              41,727           161,828
         Deferred compensation                            6,880             8,311
         Non-interest bearing government loan              --                 470
         Other debt                                        --                  45
                                                       --------          --------
                                                        269,454           438,744
         Less current portion                            54,640           182,564
                                                       --------          --------
                                                       $214,814          $256,180
                                                       ========          ========

         In June 2001, the Company's revolving term Senior Secured Credit Facility was syndicated and the Company's available line of credit under the facility was increased to $400,000,000. All other material terms and conditions are unchanged.

7.       CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

         During August 2001, the Company entered into privately negotiated agreements with certain holders of its outstanding 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 ("Debentures"). These agreements provided for the issuance of 5,982,541 common shares to those certain Debenture holders upon their surrender of $165,470,000 aggregate principal amount of outstanding Debentures. For the three months ended September 30, 2001, the Company recorded a charge to income of $22,731,000, which represented the market value of the additional shares issued in excess of the number of shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures.

         The Company recorded an increase to common shares of $183,581,000, which included the charge to income combined with the carrying value of the Debentures on the date of surrender of $160,850,000. The carrying value of the Debentures was comprised of the aggregate principle amount of the Debentures and the unpaid accrued interest to the date of surrender of $1,238,000, reduced by the proportionate unamortized deferred financing costs related to the Debentures of $5,858,000.

         Following the surrender of Debentures described above, $134,515,000 aggregate principal amount of Debentures remained outstanding at September 30, 2001.

8.       COMMON SHARES

         The details of issued and outstanding common shares were as follows (number of common shares in thousands):

                                                             NINE MONTHS ENDED                  Year Ended
                                                            SEPTEMBER 30, 2001               December 31, 2000
                                                        ----------------------------  -----------------------------
                                                          NUMBER OF                     Number of
                                                           SHARES         AMOUNT         Shares          Amount
                                                        -------------  -------------  -------------   -------------

         Balance, beginning of period                        131,461      $ 482,842        124,392       $ 363,579
         Issued on exercise of options                         1,189         16,200          2,436          17,027
         Issued under Employee Stock Purchase Plan                 7            279              5             150
         Issued on surrender of Debentures                     5,983        183,581              -              15
         Issued on exercise of warrants                        3,015         30,314            601           6,342
         Cancelled under repurchase program                  (2,871)       (14,354)
         Issued pursuant to equity offering                        -              -          4,000         101,125
         Issue costs                                               -              -              -         (5,782)
         Additional shares issued on acquisition of
             Fuisz Technologies Ltd.                               -              -             27             386
                                                        -------------  -------------  -------------   -------------
         Balance, end of period                               138,784      $ 698,862        131,461       $ 482,842
                                                        =============  =============  =============   =============

         By resolution of the Board of Directors dated September 17, 2001 the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to $120,000,000 of its issued and outstanding common shares. Prior to September 30, 2001, 2,871,200 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange, at an average purchase price of $41.79 for total consideration of $119,987,000. At September 30, 2001, the Company had settled $78,715,000 of these transactions and had accrued $41,272,000 for the remainder. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105,633,000 was charged to the deficit.

         The number of common shares outstanding at September 30, 2001 and December 31, 2000 were 138,783,811 and 131,461,060, respectively. The number of stock options outstanding at September 30, 2001 and December 31, 2000 were 8,489,262 and 10,049,248, respectively.

9.       WARRANTS

         For the nine months ended September 30, 2001, the Company issued 6,800 common shares, for proceeds of $68,000, on the exercise of 1,700 warrants. For the nine months ended September 30, 2000, no warrants were exercised.

         In addition, during August 2001 the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 752,100 warrants to purchase 3,008,400 common shares. Each warrant entitled the holder to purchase four post-split common shares of the Company at an exercise price of $10.00 per share. As an inducement to those certain warrant holders to exercise, the Company paid such warrant holders $2.00 per warrant exercised. In aggregate, the Company received proceeds of $28,580,000 net of the inducement cost of $1,504,000.

         Following the exercises of warrants described above, 2,833,450 warrants to purchase 11,333,800 common shares remain outstanding.

10.      EARNINGS (LOSS) PER SHARE

         Earnings (loss) per share is determined in accordance with SFAS No. 128, "Earnings Per Share". Earnings (loss) per share is based on net income (loss). Basic earnings per share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed after giving effect to the potentially dilutive warrants, stock options and convertible securities. The computation of basic and diluted earnings
         (loss) per share was as follows (number of common shares in thousands):


                                                  THREE MONTHS ENDED        NINE MONTHS ENDED
                                                     SEPTEMBER 30              SEPTEMBER 30
                                                 --------------------     -----------------------
                                                    2001       2000         2001         2000
                                                 ---------  ---------     ---------   -----------
         BASIC EARNINGS (LOSS) PER SHARE
         Net income (loss)                       $  33,101   $(100,823)   $ 106,370   $  (125,229)
         Weighted average number of common
           shares outstanding                      137,011     129,739      133,713       128,285
                                                 ---------   ---------    ---------   -----------
         Basic earnings (loss) per share         $    0.24   $   (0.78)   $    0.80   $     (0.98)
                                                 =========   =========    =========   ===========

         DILUTED EARNINGS (LOSS) PER SHARE
         Net income (loss)                       $  33,101   $(100,823)   $ 106,370   $  (125,229)
         Weighted average number of common
             shares outstanding                    137,011     129,739      133,713       128,285
         Dilutive effect of warrants and stock
             options                                15,417        --         15,595          --
                                                 ---------   ---------    ---------   -----------
         Adjusted weighted average number of
             common shares outstanding             152,428     129,739      149,308       128,285
                                                 ---------   ---------    ---------   -----------
         Diluted earnings (loss) per share       $    0.22   $   (0.78)   $    0.71   $     (0.98)
                                                 =========   =========    =========   ===========

         For the three months and nine months ended September 30, 2000, all warrants and stock options were excluded for the calculation of diluted loss per share because the effect would have been anti-dilutive. For all period presented, the potential dilutive effect of warrants and stock options on the weighted average number of common shares outstanding was as follows:

                                               THREE MONTHS ENDED  NINE MONTHS ENDED
                                                  SEPTEMBER 30        SEPTEMBER 30
                                               ------------------  -----------------
                                                 2001     2000       2001      2000
                                               -------   -------   -------   -------
         Weighted average number of common
             shares outstanding                137,011   129,739   133,713   128,285
         Dilutive effect of warrants            10,073    10,438    10,492     9,620
         Dilutive effect of stock options        5,344     6,200     5,103     5,497
                                               -------   -------   -------   -------
         Adjusted weighted average number of
             common shares outstanding         152,428   146,377   149,308   143,402
                                               =======   =======   =======   =======

         For all periods presented, the Debentures have been excluded from the calculation of diluted earnings (loss) per share because the effect would have been anti-dilutive.

11.      COMPREHENSIVE INCOME (LOSS)

         Pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income", which established standards for the reporting of comprehensive income and its components, the following disclosure is provided:


                                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                                          SEPTEMBER 30               SEPTEMBER 30
                                                    -----------------------     -----------------------
                                                      2001           2000          2001          2000
                                                    ---------     ---------     ---------     ---------
         Net income (loss)                          $  33,101     $(100,823)    $ 106,370     $(125,229)
                                                    ---------     ---------     ---------     ---------
         OTHER COMPREHENSIVE INCOME (LOSS)
         Foreign currency translation adjustment       (1,444)         (357)       (1,692)       (1,886)
         Unrealized holding gain (loss) on
             long-term investments                       (848)          429          (206)         (214)
                                                    ---------     ---------     ---------     ---------
         Other comprehensive income (loss)             (2,292)           72        (1,898)       (2,100)
                                                    ---------     ---------     ---------     ---------
         Comprehensive income (loss)                $  30,809     $(100,751)    $ 104,472     $(127,329)
                                                    =========     =========     =========     =========

12.      CHANGE IN NON-CASH OPERATING ITEMS

                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30
                                                      --------------------
                                                        2001        2000
                                                     ---------    --------
         Accounts receivable                          (13,523)     (26,361)
         Inventories                                  (16,725)     (10,975)
         Deposits and prepaid expenses                   (270)      (1,783)
         Accounts payable and accrued liabilities      13,587      (12,714)
         Income taxes payable                           6,740        3,274
         Deferred revenue                              (6,159)          30
                                                     --------     --------
                                                     $(16,350)    $(48,529)
                                                     ========     ========

13.      LEGAL PROCEEDINGS

         From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

         The Company has recently commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because of its manufacturing issues in supplying a stable product. Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding in its legal action with dispatch.

         The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

         On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

         On or about February 15, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") commenced action against Biovail in which Andrx alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. Andrx' motion for injunctive relief was denied. Biovail is asserting defenses which it believes are meritorious.

         Biovail has launched a patent infringement action against Andrx in which Biovail has claimed that Andrx' product infringes Biovail's `463 Patent. This action is proceeding with dispatch.

         In February 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

         On or about February 13, 2001, Mylan brought an action against the FDA alleging that the FDA had improperly granted to Biovail approval of its generic version of Pfizer's 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval. Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The court has denied Mylan's application for injunctive relief. Biovail believes that Mylan's action is without merit and that the FDA acted properly in approving Biovail's product.

         Very recently, a Class Action Complaint was filed against the Company by Twin Cities Bakery Workers Health and Welfare Fund, in which the Plaintiff has alleged that the Company has improperly impeded the approval of a generic form of Tiazac. The Company has not yet filed an Answer but it believes that the Complaint is totally without merit and that the Company's actions are in accord with its rights as contained in the Hatch-Waxman Amendments and the law. The Company will be vigorously defending this action.

         The Company is aware of the Federal Trade Commission ("FTC") investigations relating to the introduction of generic products generally, and with respect to Biovail's Tiazac and generic Adalat CC products specifically. Biovail is engaged in currently providing information to the FTC that the Company believes will clearly demonstrate that its actions have been proper and in compliance with the law.

         Biovail has commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. While the action is in its early stages, Biovail believes that it has a meritorious action and that it will recover damages.

         Recently, a Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis Pharmaceuticals Inc. ("Aventis") in respect of its filed ANDA of a generic version of Cardizem(R) CD (120mg, 180mg and 300mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem(R) family of products. BLI is currently evaluating Torpharm's certification. Should BLI determine that Torpharm's ANDA infringes BLI's patents, a legal suit will be commenced against Torpharm on or before November 23, 2001, the effect of which will be to trigger the Hatch-Waxman provisions. As a result, the FDA would be statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.
                                       11

14.      SEGMENTED INFORMATION

         Organizationally, the Company's operations consist of three segments - Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

         The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, sales of proprietary and in-licensed branded products by the Company's sales and marketing operations, and revenue derived from product co-promotion.

         The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited prior to September 29, 2000, and product development milestone fees.

         The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

         INFORMATION BY REPORTABLE SEGMENTS

         THREE MONTHS ENDED                  PRODUCT    RESEARCH AND   ROYALTY AND
         SEPTEMBER 30, 2001                   SALES     DEVELOPMENT     LICENSING      TOTAL
         -------------------------------    ----------  ------------   -----------   ---------
         Revenue from external
             customers                      $ 137,147     $   6,588     $   8,455    $ 152,190
                                            ---------     ---------     ---------    ---------
         Segment operating income (loss)       67,943        (7,246)        8,436       69,133
         UNALLOCATED AMOUNTS
         Selling, general and
             administrative expenses                                                    (3,111)
         Interest expense, net                                                          (6,465)
         Debt conversion premium                                                       (22,731)
                                                                                     ---------
         Income before income taxes                                                  $  36,826
                                                                                     =========


         THREE MONTHS ENDED                  PRODUCT    RESEARCH AND   ROYALTY AND
         SEPTEMBER 30, 2000                   SALES     DEVELOPMENT     LICENSING      TOTAL
         -------------------------------    ----------  ------------   -----------   ---------
         Revenue from external
             customers                      $  53,318     $  34,434     $   5,663     $  93,415
                                            ---------     ---------     ---------     ---------
         Segment operating income (loss)       30,304      (130,957)        5,436       (95,217)
         UNALLOCATED AMOUNTS
         Selling, general and
             administrative expenses                                                     (6,230)
         Interest income, net                                                             3,102
                                                                                      ---------
         Loss before income taxes                                                     $ (98,345)
                                                                                      =========

         NINE MONTHS ENDED                   PRODUCT    RESEARCH AND   ROYALTY AND
         SEPTEMBER 30, 2001                   SALES     DEVELOPMENT     LICENSING      TOTAL
         -------------------------------    ----------  ------------   -----------   ---------
         Revenue from external
             customers                      $ 374,472     $  10,117     $  20,332    $ 404,921
                                            ---------     ---------     ---------    ---------
         Segment operating income (loss)      191,544       (31,464)       20,162      180,242
         UNALLOCATED AMOUNTS
         Selling, general and
             administrative expenses                                                   (12,700)
         Interest expense, net                                                         (28,656)
         Debt conversion premium                                                       (22,731)
                                                                                     ---------
         Income before income taxes                                                  $ 116,155
                                                                                     =========

         NINE MONTHS ENDED                   PRODUCT    RESEARCH AND   ROYALTY AND
         SEPTEMBER 30, 2000                   SALES     DEVELOPMENT     LICENSING      TOTAL
         -------------------------------    ----------  ------------   -----------   ---------
         Revenue from external
             customers                      $ 134,555     $  62,730     $  12,076     $ 209,361
                                            ---------     ---------     ---------     ---------
         Segment operating income (loss)       68,871      (132,664)       11,796       (51,997)
         UNALLOCATED AMOUNTS
         Selling, general and
             administrative expenses                                                    (10,177)
         Interest income, net                                                             5,219
                                                                                      ---------
         Loss before income taxes                                                     $ (56,955)
                                                                                      =========

15.      SUBSEQUENT EVENTS

         EXECUTIVE STOCK PURCHASE PLAN LOANS

         In September 2001, the Board of Directors of the Company authorized the making of loans to certain of its executive officers in order to finance the acquisition of common shares of the Company on the open market pursuant to the Company's Executive Stock Purchase Plan ("ESPP"). During October 2001, the Company made loans in an aggregate amount of $9,988,000 to those certain executive officers under the ESPP. These loans are secured by the common shares purchased pursuant to these loans and bear interest at a rate equal to the Company's rate for borrowings. Each loan is due on the earlier of: a) September 30, 2003; b) 30 days following the termination or cessation of the executive officer's employment with the Company; or c) where the executive officer disposes of common shares of the Company with a value equal or greater to the loan.

         CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

         During October 2001, the Company entered into additional privately negotiated agreements with certain holders of its outstanding Debentures. These agreements provided for the issuance of 296,122 common shares to those certain Debenture holders upon their surrender of $8,375,000 aggregate principal amount of outstanding Debentures.

         Following the surrender of Debentures described above, $126,140,000 aggregate principal amount of Debentures remain outstanding.

         On October 27, 2001, the Company announced that it is exercising its option to redeem all of its outstanding Debentures on November 27, 2001 (the "Redemption Date") under the terms of the special redemption provided for in the indenture governing the Debentures. Accordingly, holders of the outstanding Debentures will be entitled to receive $53.375 for each $50 Debenture plus accrued and unpaid interest to the Redemption Date. Those Debenture holders will also receive an additional payment equal to the present value of the aggregate amount of interest that would have been payable on the Debentures from the Redemption Date to March 31, 2003. This additional payment, in the aggregate amount of $12,564,000, will be paid on all outstanding Debentures whether or not those Debentures are converted into common shares of the Company prior to the Redemption Date. Prior to the Redemption Date, the holders of the outstanding Debentures may convert their Debentures into common shares of the Company at $30.3375 per common share. If all those Debenture holders elect to convert their Debentures, the Company will issue an aggregate of 4,157,890 common shares.

         GLAXOSMITHKLINE AGREEMENTS

         Biovail and GlaxoSmithKline plc ("GSK") announced that, as of October 26, 2001, Biovail has licensed to GSK a novel controlled-release, once-daily formulation of bupropion hydrochloride
         (HCI) ("Wellbutrin Once Daily") for sales and distribution on a worldwide basis. Bupropion HCI, which is marketed for the treatment of depression as Wellbutrin SR by GSK, is currently sold in a sustained-release, twice daily, dosage format. Under the terms of the Wellbutrin Once Daily agreement, Biovail and GSK will collaborate to direct regulatory and scientific development to receive regulatory approval of Wellbutrin Once Daily. Biovail will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenues generated by future sales of Wellbutrin Once Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once Daily upon United States Food and Drug Administration ("FDA") approval in the United States. GSK and Biovail intend to file a New Drug Application ("NDA") for Wellbutrin Once Daily with the FDA during the first half of 2002.

         Biovail also acquired from GSK exclusive promotion and distribution rights for prescription strength Zovirax Ointment and, upon FDA approval, Zovirax Cream for the United States and Puerto Rico effective January 1, 2002. Under the terms of the agreement, GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to Biovail and, in return, Biovail will pay GSK $133,000,000 for certain rights to the products. In the event of the termination of the development agreement by either party, Biovail will be required to pay GSK additional rights payments of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000. Biovail will begin promotional efforts related to Zovirax Ointment in January 2002 and intends to launch Zovirax Cream upon FDA approval. In order to gain FDA approval for Zovirax Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV study for the Zovirax Cream.

         The agreements are subject to approval under the Hart-Scott-Rodino Act in the United States.

         BASE SHELF PROSPECTUS

         On November 5, 2001, the Company filed a $1,500,000,000 base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, the Company filed a registration statement on Form F-10 covering these securities with the U.S. Securities and Exchange Commission under the multijurisdictional disclosure system. The Company may offer one or more of these types of securities in one or more offerings during the next 25 months. One or more shareholders may sell common shares as well pursuant to the shelf prospectus. The Company will not receive any of the proceeds from the sale of common shares of the selling shareholders.

         On November 5, 2001, the Company announced an offering of 12,500,000 common shares to be made under the base shelf prospectus.

                               BIOVAIL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (All dollar amounts are expressed in U.S. dollars)


The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

OVERVIEW

Our results for the third quarter and first nine months of 2001 reflected the impact of the strategic business acquisitions completed during fiscal year 2000. Most notably the increase in our product sales reflected the addition of the Cardizem(R) product line ("Cardizem(R)") which we acquired from Aventis Pharmaceuticals Inc. ("Aventis"). Cardizem(R) is being marketed in Canada through Biovail Pharmaceuticals Canada (formerly named Crystaal) ("BPI CDA"), and in the United States through Biovail Pharmaceuticals, Inc. ("BPI USA"), formerly DJ Pharma, Inc. ("DJ Pharma"), which we acquired in October 2000. In addition to Cardizem(R), our third quarter and first nine months 2001 product sales included the incremental revenue from the existing branded product portfolio of BPI USA. The decline in research and development revenue reflected our December 2000 acquisition of Intelligent Polymers Limited ("Intelligent Polymers") and its development pipeline of branded generic products, which we were developing on their behalf prior to September 29, 2000.

Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

RECENT DEVELOPMENT

We announced with GlaxoSmithKline plc ("GSK") that, as of October 26, 2001, we have licensed to GSK a novel controlled-release, once-daily formulation of bupropion hydrochloride (HCI) ("Wellbutrin Once Daily") for sales and distribution on a worldwide basis. Bupropion HCI, which is marketed for the treatment of depression as Wellbutrin SR by GSK, is currently sold in a sustained-release, twice daily, dosage format. Under the terms of the Wellbutrin Once Daily agreement, we will collaborate with GSK to direct regulatory and scientific development to receive regulatory approval of Wellbutrin Once Daily. We will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenues generated by future sales of Wellbutrin Once Daily. We will co-promote with GSK Wellbutrin SR and we will have the option to co-promote Wellbutrin Once Daily upon United States Food and Drug Administration ("FDA") approval in the United States. We intend, with GSK, to file a New Drug Application ("NDA") for Wellbutrin Once Daily with the FDA during the first half of 2002.

We also acquired from GSK exclusive promotion and distribution rights for prescription strength Zovirax Ointment and, upon FDA approval, Zovirax Cream for the United States and Puerto Rico effective January 1, 2002. Under the terms of the agreement, GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to us and, in return, we will pay GSK $133 million for certain rights to the products. In the event of the termination of the development agreement by either party, we will be required to pay GSK additional rights payments of $22 million per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99 million. We will begin promotional efforts related to Zovirax Ointment in January 2002 and intend to launch Zovirax Cream upon FDA approval. In order to gain FDA approval for Zovirax Cream,

GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV study for the Zovirax Cream.

The agreements are subject to approval under the Hart-Scott-Rodino Act in the United States.

CHANGE IN ACCOUNTING PRINCIPLE

We have adopted the U.S. Securities and Exchange Commission's ("SEC"), Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively applied to January 1, 2000. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43.5 million, which is included in the net loss for the nine months ended September 30, 2000. The related deferred revenue recognized for the three months ended September 30, 2001 and 2000 was $1.6 million and $1.8 million, respectively, and for the nine months ended September 30, 2001 and 2000 was $4.7 million and $5.5 million, respectively.

RESULTS OF OPERATIONS

Total revenue for the third quarter 2001 was $152.2 million, an increase of $58.8 million or 63% from $93.4 million for the third quarter 2000. Net income for the third quarter 2001 was $33.1 million, or diluted earnings per share of $0.22, compared to a net loss of $100.8 million, or diluted loss per share of $0.78, for the third quarter 2000.

The results for the third quarter 2001 included a $22.7 million debt conversion premium related to the surrender of $165.5 million aggregate principal amount of our outstanding 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 ("Debentures"). The results for the third quarter 2000 included a $141.5 million charge for acquired research and development resulting from our investment in IPL Acquireco 2000 Ltd. ("IPL Acquireco"). Excluding the effect of these charges, net income and diluted earnings per share for the third quarter 2001 would have been $55.8 million and $0.37, respectively, compared to net income and diluted earnings per share of $40.7 million and $0.28, respectively, for the third quarter 2000. Excluding the effect of these charges, net income and diluted earnings per share increased by 37% and 32%, respectively for the third quarter 2001 compared to the third quarter 2000.

Total revenue for the nine months ended September 30, 2001 was $404.9 million, an increase of $195.5 million or 93% from $209.4 million for the same period last year. Net income for the nine months ended September 30, 2001 was $106.4 million, or diluted earnings per share of $0.71, compared to a net loss of $125.2 million, or diluted loss per share of $0.98, for the same period last year.

The results for the nine months ended September 30, 2001 included the third quarter 2001 debt conversion premium of $22.7 million. The results for the nine months ended September 30, 2000, included first quarter 2000 charges of $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes") and $43.5 million for the cumulative effect at January 1, 2000 of the adoption of the SAB 101, and the third quarter 2000 charge of $141.5 million for acquired research and development. Excluding the effect of these charges, net income and diluted earnings per share for the nine months ended September 30, 2001 would have been $129.1 million and $0.86, respectively, compared to net income and diluted earnings per share of $79.8 million and $0.56, respectively, for the same period last year. Excluding the effect of these charges, net income and diluted earnings per share increased by 62% and 54%, respectively for the nine months ended September 30, 2001 compared to the same period last year.

REVENUE

The following table displays, for each period indicated, the dollar amount of each source of revenue and total revenue, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

                                     THREE MONTHS ENDED SEPTEMBER 30           NINE MONTHS ENDED SEPTEMBER 30
                                 ----------------------------------------  ----------------------------------------
                                    2001          2000        Percentage      2001          2000       Percentage
                                    $000S         $000s        Change         $000S         $000s        Change
                                 ------------  ------------  ------------  ------------  ------------  ------------
Product sales                       $137,147      $53,318          157%       $374,472     $134,555          178%
Research and development
                                       6,588       34,434          (81%)        10,117       62,730          (84%)
Royalty and licensing
                                       8,455        5,663           49%         20,332       12,076           68%
                                 ------------  ------------                ------------  ------------
Total revenue                       $152,190      $93,415           63%       $404,921     $209,361           93%
                                 ============  ============  ============  ============  ============  ============

PRODUCT SALES

Product sales for the third quarter 2001 were $137.1 million compared to $53.3 million for the third quarter 2000, an increase of $83.8 million or 157%. Product sales for the nine months ended September 30, 2001 were $374.5 million compared to $134.6 million for the same period last year, an increase of $239.9 million or 178%. As a percentage of total revenue, product sales increased to 90% and 92% for the three months and nine months ended September 30, 2001, respectively, compared to 57% and 64% for same periods last year.

The increase in product sales was due to the continuing strong performance of Tiazac(R) combined with the contribution from Cardizem(R), incremental revenues from BPI USA's branded products, and strong sales from our controlled-release generic product portfolio, which were favourably impacted by the February 2001 launch of Procardia XL 30mg dosage and the fiscal year 2000 launches of Voltaren XR, Adalat CC 30mg and 60mg dosages, and Procardia XL 60mg dosage.

On March 7, 2001, Eli Lilly & Company ("Eli Lilly") announced a voluntary recall of Keftab tablets because of undefined problems with stability. Eli Lilly manufactures and supplies the product to BPI USA for marketing in the United States. As a result of this recall, our product sales and gross margins for the third quarter and first nine months of 2001 have been negatively impacted by lost sales and costs associated with the recall. We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall.

RESEARCH AND DEVELOPMENT

Research and development revenue for the third quarter 2001 was $6.6 million, a decline of $27.8 million or 81% from $34.4 million for the third quarter 2000. Research and development revenue for the nine months ended September 30, 2001 was $10.1 million, a decline of $52.6 million or 84% from $62.7 million for the same period last year. As a percentage of total revenue, research and development revenue declined to 4% and 3% for the three months and nine months ended September 30, 2001, respectively, compared to 37% and 30% for the three months and nine months ended September 30, 2000, respectively.

The decline in research and development revenue reflected our acquisition of Intelligent Polymers in December 2000, and the elimination of revenue from development activities performed on their behalf. We recorded revenue from Intelligent Polymers of $30.8 million and $54.2 million for the three months and nine months ended September 30, 2000, respectively.

ROYALTY AND LICENSING

Net royalty and licensing revenue for the third quarter 2001 was $8.5 million compared to $5.7 million for the third quarter 2000, an increase of $2.8 million or 49%. Net royalty and licensing revenue for the nine months ended September 30, 2001 was $20.3 million compared to $12.1 million for the same period last year, an increase of $8.2 million or 68%. As a percentage of total revenue, royalty and licensing revenue remained relatively constant at between 5% and 6% for all periods.

For all periods, most of our royalty and licensing revenue was derived from royalties on sales of Tiazac(R) to Forest Laboratories Inc. The increases in the three months and nine months ended September 30, 2001, compared to the same periods last year, reflected higher Tiazac(R) product sales, and the inclusion of a royalty associated with sales of Cardizem(R) by a third party.

OPERATING EXPENSES

The following table displays, for each period indicated, the dollar amount of each operating expense item and total operating expenses, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

                                     THREE MONTHS ENDED SEPTEMBER 30           NINE MONTHS ENDED SEPTEMBER 30
                                 ----------------------------------------  ----------------------------------------
                                    2001          2000        Percentage      2001          2000       Percentage
                                    $000S         $000s        Change         $000S         $000s        Change
                                 ------------  ------------  ------------  ------------  ------------  ------------
Cost of goods sold                  $ 36,621      $ 16,786          118%      $ 90,283      $ 41,333          118%
Research and development              12,018        22,392          (46%)       36,863        47,457          (22%)
Selling, general and
    administrative                    26,422        13,162          101%        77,675        38,196          103%
Amortization                          11,107         1,022          987%        32,558         3,049          968%
                                 ------------  ------------                ------------  ------------
Total expenses                      $ 86,168      $ 53,362           61%      $237,379     $ 130,035           83%
                                 ============  ============  ============  ============  ============  ============

COST OF GOODS SOLD AND GROSS MARGINS

Cost of goods sold was $36.6 million for the third quarter 2001 compared to $16.8 million for the third quarter 2000, an increase of $19.8 million or 118%. Cost of goods sold was $90.3 million for the nine months ended September 30, 2001 compared to $41.3 million for the same period last year, an increase of $49.0 million or 118%.

The increases in the three months and nine months ended September 30, 2001, were the result of increased product sales volumes from the addition of Cardizem(R), BPI USA's branded products, and generic product launches.

Gross margins based on product sales for the third quarter 2001 and 2000 were 73% and 69%, respectively, and for the nine months ended September 30, 2001 and 2000 were 76% and 69%, respectively. Our gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The improvement in gross margins for the three months and nine months ended September 30, 2001 compared to the same periods last year reflected the positive impact of the inclusion of Cardizem(R) and generic Tiazac(R) to the product mix. The lower gross margin for the third quarter 2001 compared to the first nine months of 2001 was due to certain inventory charges taken in the third quarter.

RESEARCH AND DEVELOPMENT

Research and development expenses were $12.0 million for the third quarter 2001 compared to $22.4 million for the third quarter 2000, a decrease of $10.4 million or 46%. Research and development expenses were $36.9 million for the nine months ended September 30, 2001 compared to $47.5 million for the same period last year, a decrease of $10.6 million or 22%. The decline in year-over-year research and development expenses was primarily due to Phase III clinical trials undertaken in the third quarter of 2000, related to once-daily controlled release formulations of buspirone and tramadol under development for Intelligent Polymers.

As a percentage of total revenue, research and development expenses declined to 8% and 9% for the three months and nine months ended September 30, 2001, respectively, compared to 24% and 23% for the three months and nine months ended September 30, 2000, respectively. Although research and development expenses have declined as a percentage of total revenue, we are continuing to devote the necessary resources towards our product pipeline.

Research and development expenses reflected direct spending on the development of branded generic and generic products, and on rapid dissolve products utilizing our FlashDose(R) technology.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the third quarter 2001 were $26.4 million, an increase of $13.2 million or 101% from $13.2 million for the third quarter 2000. Selling, general and administrative expenses for the nine months ended September 30, 2001 were $77.7 million, an increase of $39.5 million or 103% from $38.2 million for the same period last year. As a percentage of total revenue, selling, general and administrative expenses increased to 17% and 19% for the three months and nine months ended September 30, 2001, respectively, compared to 14% and 18% for the three months and nine months ended September 30, 2000, respectively.

The increase in selling, general and administrative expenses was mainly related to the inclusion of BPI USA's sales and marketing operation in our results for the third quarter and first nine months of 2001. In addition, with the acquisition of Cardizem(R) the level of sales and marketing activity has expanded at both BPI USA and BPI CDA.

AMORTIZATION

Amortization expense for the third quarter 2001 was $11.1 million compared to $1.0 million for the third quarter 2000. Amortization expense for the nine months ended September 30, 2001 was $32.6 million compared to $3.0 million for the same period last year.

The increase in amortization expense reflected the amortization of product rights and goodwill associated with the acquisition of DJ Pharma, and the amortization of the Cardizem(R) brand name. In addition, amortization expense for the third quarter and first nine months of 2001 includes the amortization of the exclusive marketing rights to generic Adalat CC 30mg dosage ("Adalat") acquired from Elan Corporation, plc ("Elan") in December 2000. In comparison, in the third quarter and first nine months of 2000 we recorded revenue from Adalat product sales net of royalties paid to Elan.

ACQUIRED RESEARCH AND DEVELOPMENT

In September 2000, we incurred a $141.5 million charge, equal to our investment in non-voting, Class A shares of IPL Acquireco, for acquired research and development since the recovery of our investment was dependent, under all circumstances, upon the eventual commercial success of the products under development. As of the investment date, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses.

NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

For the third quarter 2001, net interest expense of $6.5 million was comprised of interest expense of $7.0 million net of interest income of $504,000, compared to net interest income of $3.1 million for the third quarter 2000, comprised of interest income of $8.5 million net of interest expense of $5.4 million. For the nine months ended September 30, 2001, net interest expense of $28.7 million was comprised of interest expense of $30.3 million net of interest income of $1.6 million, compared to net interest income of $5.2 million for the same period last year, comprised of interest income of $20.0 million net of interest expense of $14.8 million.

The increase in interest expense primarily reflected interest on advances under our revolving term Senior Secured Credit Facility (the "Credit Facility"), and the amortization of the discount on the obligations to Aventis for Cardizem(R) and to Elan for Adalat. For the three months and nine months ended September 30, 2001, the non-cash amortization of these discounts amounted to $2.4 million and $9.5 million, respectively.

The decrease in interest income reflected a decline in the average size of our investment portfolio following the acquisitions of DJ Pharma and Intelligent Polymers in the fourth quarter of 2000, and after the first three quarterly instalment payments to Aventis and repayments made under the Credit Facility.

DEBT CONVERSION PREMIUM

During August 2001, we entered into privately negotiated agreements with certain holders of our outstanding Debentures. These agreements provided for the issuance of 5,982,541 common shares to those certain Debenture holders upon their surrender of $165.5 million aggregate principal amount of outstanding Debentures. In the third quarter of 2001, we recorded a charge to income of $22.7 million, which represented the market value of the additional shares issued in excess of the number of shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures.

We recorded an increase to common shares of $183.6 million, which included the charge to income combined with the carrying value of the Debentures on the date of surrender of $160.9 million. The carrying value of the Debentures was comprised of the aggregate principle amount of the Debentures and the unpaid accrued interest to the date of surrender of $1.2 million, reduced by the proportionate unamortized deferred financing costs related to the Debentures of $5.8 million.

INCOME TAXES

Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $3.7 million and $2.5 million for the three months ended September 30, 2001 and 2000, respectively, and $9.8 million and $4.7 million for the nine months ended September 30, 2001 and 2000, respectively. The low effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz Technologies Ltd. ("Fuisz"), acquired in November 1999, we have experienced an increase in our effective tax rate, as these operations earn income predominately in the United States.

EXTRAORDINARY ITEM

The total consideration paid to repurchase our Senior Notes in March 2000 was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The extraordinary item reported in the first quarter of 2000 included the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

EBITDA

EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, and excluding debt conversion premium, cumulative effect of change in accounting principle, extraordinary item and acquired research and development, was $80.4 million for the third quarter 2001, an increase of $35.4 million or 79% from $45.0 million for the third quarter 2000. EBITDA for the nine months ended September 30, 2001 was $209.3 million, an increase of $115.0 million or 122% from $94.3 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2001, we had cash and cash equivalents of $27.8 million compared to cash and cash equivalents of $125.1 million at December 31, 2000. In December 2000, we arranged a $300 million Credit Facility that, subject to certain covenants, permits us to borrow funds for general corporate purposes including acquisitions. In June 2001, the Credit Facility was successfully syndicated and our available line of credit under the Credit Facility was increased to $400 million. All other material terms and conditions are unchanged.

At September 30, 2001, we had total long-term obligations of $269.5 million, including the current portion thereof. Long-term obligations consisted of $179.0 million drawn on the Credit Facility, $41.9 million discounted amount owing to Elan for Adalat, $41.7 million discounted amount owing to Aventis for Cardizem(R), and $6.9 million of other obligations. At December 31, 2000, we had $438.7 million of long-term obligations, including the current portion thereof, which consisted of $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis, $58.1 million discounted amount owing to Elan, and $8.8 million of other obligations.

At September 30, 2001, we had $134.5 million of Debentures outstanding, following the surrender of $165.5 million aggregate principal amount of Debentures, compared to $300.0 of Debentures outstanding at December 31, 2000.

During October 2001, we entered into additional privately negotiated agreements with certain holders of our outstanding Debentures. These agreements provided for the issuance of 296,122 common shares to those certain Debenture holders upon their surrender of $8.4 million aggregate principal amount of outstanding Debentures. Following the surrender of these additional Debentures, $126.1 million aggregate principal amount of Debentures remain outstanding.

On October 27, 2001, we announced that we are exercising our option to redeem all of our outstanding Debentures on November 27, 2001 (the "Redemption Date") under the terms of the special redemption provided for in the indenture governing the Debentures. Accordingly, holders of the outstanding Debentures will be entitled to receive $53.375 for each $50 Debenture plus accrued and unpaid interest to the Redemption Date. Those Debenture holders will also receive an additional payment equal to the present value of the aggregate amount of interest that would have been payable on the Debentures from the Redemption Date to March 31, 2003. This additional payment, in the aggregate amount of $12.6 million, will be paid on all outstanding Debentures whether or not those Debentures are converted into our common shares prior to the Redemption Date. Prior to the Redemption Date, the holders of the outstanding Debentures may convert their Debentures into our common shares at $30.3375 per common share. If all those Debenture holders elect to convert their Debentures, we will issue an aggregate of 4,157,890 common shares.

During August 2001, we entered into privately negotiated agreements with certain holders of our outstanding warrants. These agreements provided for the exercise of 752,100 warrants to purchase 3,008,400 common shares. Each warrant entitled the holder to purchase four of our post-split common shares at an exercise price of $10.00 per share. As an inducement to those certain warrant holders to exercise, we paid such warrant holders $2.00 per warrant exercised. In aggregate, we received proceeds of $28.6 million net of the inducement cost of $1.5 million.

During September 2001, we implemented a common share repurchase program pursuant to which we were able to repurchase up to $120 million of our issued and outstanding common shares. Prior to September 30, 2001, 2,871,200 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange, at an average purchase price of $41.79 for total consideration of $120.0 million. At September 30, 2001, we had settled $78.7 million of these transactions and had accrued $41.3 million for the remainder. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105.6 million was charged to the deficit.

Cash provided by operating activities was $168.1 million for the nine months ended September 30, 2001 compared to $46.2 million for the same period last year. The increase reflected net income, after adjustments for non-cash items, of $184.5 million for the nine months ended September 30, 2001 compared to $94.7 million for the same period last year. Changes in non-cash operating items used cash of $16.4 million for the nine months ended September 30, 2001 mainly due to increases in accounts receivable and inventories offset by increases in accounts payables and accrued liabilities. In comparison, changes in non-cash operating items used cash of $48.5 million for the nine months ended September 30, 2000 mainly due to increases in accounts receivable and inventories, and decreases in accounts payable and accrued liabilities.

Net cash used in investing activities was $51.1 million for the nine months ended September 30, 2001 compared to $117.8 million for the same period last year. Additions to property, plant and equipment were $37.9 million and $11.1 million for the nine months ended September 30, of 2001 and 2000, respectively. We settled $4.0 million of acquisition costs related to Cardizem(R), and acquired other intangible assets for $23.8 million in the nine months ended September 30, 2001, offset by $14.7 million recovered from Elan as a reduction to the minimum license payments otherwise payable under the Adalat marketing agreement. In September 2000, we invested $141.5 million in non-voting, Class A shares of IPL Acquireco. The net activity in short-term investments provided cash of $16.7 million for the nine months ended September 30, 2000. Overall during fiscal year 2000, as our short-term investments matured we generally converted them into cash equivalents with original maturities of 90 days or less. For the nine months ended September 30, 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

Net cash used in financing activities was $214.3 million for the nine months ended September 30, 2001 compared to cash provided by financing activities of $242.4 million for the same period last year. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $14.9 million and $8.8 million for the nine months ended September 30, 2001 and 2000, respectively. Proceeds from the exercise of warrants were $28.6 million for the nine months ended September 30, 2001. During September 2001, we settled $78.7 million of open market transactions under our common share repurchase program. For the nine months ended September 30, 2001, we made net repayments of $32.3 million under our Credit Facility, and repaid $146.9 million of other long-term obligations, including the first three quarterly instalments to Aventis of $42.5 million each, and $18.9 million to Elan. For the nine months ended September 30, 2000, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $11.4 million. Net proceeds from concurrent offerings in March 2000 were $95.3 million from the issue of common shares, and $288.5 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million. We collected $2.3 million of the warrant subscription receivable in nine months ended September 30, 2000.

Overall, our cash and cash equivalents decreased by $97.4 million for the nine months ended September 30, 2001, and increased by $170.6 million for the same period last year.

We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering these securities with the U.S. Securities and Exchange Commission under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the next 25 months. One or more shareholders may sell common shares as well pursuant to the shelf prospectus. We will not receive any of the proceeds from the sale of common shares of the selling shareholders.

On November 5, 2001, we announced an offering of 12,500,000 common shares to be made under the base shelf prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

We are exposed to interest rate risk on borrowings under our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is further mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rates of interest used to discount our long-term obligations to Aventis and Elan are fixed and therefore not subject to interest rate risk.

EQUITY MARKET PRICE RISK

We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

RECENT ACCOUNTING DEVELOPMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

We will adopt SFAS No. 142 as of January 1, 2002 as required. We will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of SFAS No. 142 is to be reported as resulting from a change in accounting principle. We have not yet determined what the effect of adopting the provisions of SFAS No. 142 will be on our financial position or results of operations.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in Item 1 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 filed with the SEC.

                               BIOVAIL CORPORATION
                           PART II - OTHER INFORMATION

1.       OPERATIONAL INFORMATION

         The press releases issued by the Company subsequent to filing of Form 6-K on August 29, 2001 were as follows:

         a) On September 6, 2001, the Company reported positive tramadol extended release clinical results.
         b) On September 17, 2001, the Company announced the Board approved a stock-repurchase program.
         c) On September 21, 2001, the Company commented on decision of District Court Southern District of Florida; announced appeal of Court's Decision; reconfirmed comfort with consensus estimates.
         d) On October 2, 2001, the Company announced the filing of a NDA for Fluoxetine FlashDose(R) brand.
         e) On October 23, 2001, the Company announced the third quarter 2001 earnings release date.
         f) On October 27, 2001, the Company announced a call for redemption of its outstanding 6.75% convertible securities and the filing of a preliminary shelf prospectus with securities commissions.
         g) On October 29, 2001, the Company reported record third quarter 2001 results.
         h) On October 29, 2001, the Company announced that Biovail and GlaxoSmithKline signed licensing agreements for once-daily formulation of Wellbutrin and distribution rights for Zovirax ointment and cream.
         i)   On November 5, 2001, the Company announced public offerings.

2.       LEGAL PROCEEDINGS

         For detailed information concerning legal proceedings, reference is made to note 13 to the consolidated financial statements filed under
         Part I of this quarterly report, and to Item 8.A. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

3.       MATERIAL ISSUED TO SHAREHOLDERS

         The material issued by the Company to shareholders is attached as the following exhibit:

         Exhibit 99.1 Third Quarter 2001 Interim Report for Canadian Regulatory Purposes

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  Biovail Corporation





November 13, 2001                                 By  /s/John R. Miszuk
                                                      -----------------
                                                      John R. Miszuk
                                                      Vice President, Controller